Exhibit 99.1
Evogene Reports First Quarter 2022 Financial Results

Conference call and webcast: today, May 26, 2022, 9:00 am ET

Rehovot, Israel – May 26, 2022 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company targeting to revolutionize life-science product discovery and development across multiple market segments, announced today its financial results for the first quarter ended March 31, 2022.

Mr. Ofer Haviv, Evogene's President and Chief Executive Officer, stated, “Our subsidiaries continue to advance and we see many of them now at an inflection point, meeting critical milestones and the inherent value of our subsidiaries is becoming increasingly obvious.

“Evogene’s overarching goal is to revolutionize the development process of new and novel life-science based products, via our cutting-edge technologies. Our three tech-engines, relying on our computational predictive biology platform, are the driving force behind our activities, and they serve as the underlying competitive advantage of each our subsidiaries. Our goal is to maximize the value we can capture from our technology, through the end-products developed by its use. We have built a business ecosystem around each of our tech engines, primarily in the form of separate subsidiaries, each of which empowers multiple product development, and in addition, through strategic collaborations. We believe that over the long-term, significant value will be generated through our equity stake in the subsidiaries and royalties generated from end-products developed in the framework of collaborations.”

“During the quarter, we took a number of steps to strengthen our management team, including appointing Yaron Eldad as our new Chief Financial Officer, bringing significant financial experience, and I welcome him to the Evogene family. We also promoted Sassi Masliah as Executive Vice President, responsible for relationship management with our subsidiaries, and Liat Foigel Wejgman as VP Human Resources. I believe that for a disruptive company at the crossroads of life science and leading-edge technologies, it is critical that we attract and retain the best people.”

“We continue to maintain a strong cash position of approximately $45 million as of March 31, 2022. While this gives us a long runway, even in the current challenging market environment, we continue to work to diversify funding sources at the subsidiary level. We aim to partner with value-adding companies and investors at the subsidiary level, who can better value and appreciate the potential from the products that our subsidiaries are developing. We believe this will allow us to demonstrate in a very public way the subsidiaries' very significant untapped value,” Mr. Haviv concluded.

Recent Milestones and Achievements:

Biomica Ltd.

As previously announced, during 2021, Biomica achieved positive results from a series of pre-clinical studies for BMC333, indicating reduction of intestinal tissue damage resulting from inflammatory bowel disease (IBD), a serious disease with a potential $20 billion market opportunity1. These results provided the evidential groundwork to proceed to the scale up development process of BMC333.

In April 2022, Biomica announced an agreement with Sheba Medical Center, a global top 10 ranked hospital by Newsweek, for joint microbiome clinical research. The goal is to conduct deep sequencing and high-resolution microbiome analysis of samples obtained from patients with IBD. Biomica expects this analysis will be highly complementary to the company’s previous work on IBD and will enable the development of new drug candidates for these diseases. The upcoming milestone for 2022 is to initiate scale-up for GMP production of BMC333 as preparation for clinical trials.

Biomica also recently received clearance from the Israeli Ministry of Health to proceed to a first-in-human phase I study, which is set to be held at the Rambam Healthcare Campus in Israel. This milestone follows the completion of a series of pre-clinical trials with BMC128 given in combination with Immune Checkpoint Inhibitors immunotherapy, indicating significant improvement in anti-tumor activity. Biomica is currently advancing towards the initiation of the study. The milestone for 2022 would be initial readout from this proof of concept, first-in-human study.

Canonic Ltd.

During October 2021, Canonic began initial commercial sales of its first products from the MetaYield program in Israel. The products, named G200 and G150, are cannabis inflorescence marketed under the T20/C4 and T15/C3 categories, respectively2. The milestone for 2022 is the commercial launch of second-generation MetaYield products in Israel.

In January 2022, Canonic shipped a first batch of its unique cannabis varieties to a potential cultivation sub-contractor in Portugal. The goal is to test those varieties under European growing conditions as well as to enter into commercial agreements with local growers and manufacturers in Europe to meet the milestone of commercialization in Europe in 2023.

For the Precise program, during 2020-2021, Canonic conducted pre-clinical trials, identifying cannabis varieties with pain relief and anti-inflammatory properties, for which Canonic recently filed a patent application.  In January 2022, Canonic announced positive results in pre-clinical studies that supported the successful identification of specific cannabis varieties with anti-inflammatory and pain relief properties. The upcoming milestone for 2022 is to gather additional clinical information to support the commercial launch of these products in 2023.

1 Grandview Research. Source: https://www.grandviewresearch.com/industry-analysis/inflammatory-bowel-disease-ibd-treatment-market#:~:text=Report%20Overview,4.4%25%20from%202018%20to%202026.
2 According to the product categories established by the Israeli Ministry of Health, T20/C4 category means 17%-24% THC & 1%-7% CBD and T15/C3 category means 11%-19% THC & 0.5%-5.5% CBD.

AgPlenus Ltd.

AgPlenus is currently working on expanding the data package regarding the company's leading herbicide product candidate, APH1, as part of preparation for a potential future collaboration. The upcoming milestone for 2022 is to enter into an additional collaboration agreement in the field of herbicides.

In addition, together with Evogene's 'ChemPass AI' team, AgPlenus is continuously working to expand computational and validation capabilities to enhance the discovery of novel pesticide compounds.

Lavie Bio Ltd.

result™, the brand name of Lavie Bio’s inoculant (bio-stimulant) for spring wheat, was launched during late 2021. A few weeks ago, it was announced that Lavie Bio successfully produced and fully sold its planned production quota to U.S. customers for result™.

Global wheat prices have recently increased significantly due to supply chain constraints and global shortages, which have been compounded by the war between Russia and Ukraine, the world's first and fifth largest wheat exporters, respectively.

Current high wheat prices have made it highly economical for growers to explore ways to increase wheat production, by increasing yields. Lavie Bio’s trials showed that result™ potentially contributes an additional 3-4 bushels per acre via yield improvements, which could translate to additional significant profit for growers at an average of $30-40 per acre.

Looking ahead, Lavie Bio’s management is working on expanding production for the 2023 growing season, compared to its original market penetration plan. Lavie Bio is also aiming to broaden sales throughout North American markets, including Canada, in the near-term, and later, European markets. Furthermore, the aim is to expand the label to include additional crops, such as small grains and oil seed.

With regard to the pipeline advancement, following the completion of three consecutive years of vineyard trials, conducted in Europe and in the U.S., the bio-fungicide fruit rot program is continuing to progress. Upcoming milestones in 2022 aim to submit a regulatory dossier with the federal U.S. EPA and California EPA and file for regulatory approval for leading candidate LAV311, as preparation for commercialization in 2024.

Consolidated Financial Results Summary

Cash position: Evogene continues to maintain a strong financial position for its activities with approximately $44.6 million in consolidated cash, cash related accounts, bank deposits and marketable securities as of March 31, 2022.  Approximately $6.6 million of Evogene’s consolidated cash is appropriated to its subsidiary, Lavie Bio. The Company does not have bank debt.

During the first quarter of 2022, the consolidated cash usage was approximately $9.3 million, or approximately $7.6 million if excluding Lavie Bio. This cash usage this quarter included $1 million of financing expenses due to the USD/NIS exchange rate differences and a decrease in marketable securities value and approximately $700 thousand of non recurring expenses, such as annual bonus payments to Evogene employees and establishing production capability for Lavie Bio. As stated at the previous quarter, the estimated cash usage for 2022 is expected to be in the range of $26-28 million, of which approximately $7.6 million will be used by Lavie Bio.

Revenues for the quarter were $237 thousand, in comparison to $333 thousand in the same period the previous year. Revenues were primarily due to sales of Canonic products and a joint research project conducted by AgPlenus.

R&D expenses for the quarter, which are reported net of non-refundable grants received, were $5.6 million, in comparison to $4.3 million in the same period the previous year. R&D expenses increased primarily due to:

1.	Biomica’s ongoing preparations, including GMP microbe production, for the initiation of its first-in-human proof-of-concept study in the immuno-oncology program;

2.	Lavie Bio's activities supporting the production and commercial launch of its inoculant product, branded as Result; and

3.	Canonic’s products commercialization efforts in Israel and Europe.

Business and Development expenses were approximately $908 thousand for the first quarter of 2022, in comparison to $570 thousand in the same period the previous year. The increase in the Business and Development expenses was primarily due to recruitment of business development personnel supporting the commercialization activities of our subsidiaries.

General and Administrative expenses remained steady, and for the first quarter of 2022 were $1.6 million, in comparison to $1.5 million in the first quarter of 2021.

Operating expenses were $8.1 million in the first quarter of 2022 versus $6.3 million in the same period the previous year. Overall operating expenses increased among other reasons due to an increase in the activities described above, as well as headcount and salary increases, due to a growth in market demand for highly skilled workers.

The net loss for the quarter was $9.1 million in comparison to $7.1 million in the same period the previous year. The increase in loss is attributed mainly to the increase in operating expenses as described above and to the increase in financing expenses.

***
Conference Call & Webcast Details:

Date: May 26, 2022

Time: 9:00 am EST; 16:00 Israel time

Dial-in number:1-888-281-1167 toll free from the United States, or +972-3-918-0609 internationally

Webcast: Link available at https://www.evogene.com/investor-relations/presentations-and-webcasts/

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5901 internationally. The replay will be accessible through May 28, 2022, and an archive of the webcast will be available on the Company’s website.

The Company presentation can be viewed here: https://www.evogene.com/wp-content/uploads/2022/03/Evogene-Presentation_March_-2022_FINAL.pdf

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by AgPlenus and ag-biologicals by Lavie Bio Ltd.  For more information, please visit: www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses its expectations with respect to value creation and potential funding options, including through its subsidiaries, its and its’ subsidiaries expected trials, studies, product advancements, pipelines, commercializations, collaborations, sales, launches, milestones, target markets, cash usage and other plans for 2022 and on, and the potential advantages of its technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:
Kenny Green Email: evogene@gkir.com Tel: +1 212 378 8040

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	As of March 31,	As of December 31,
	2022	2021
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$36,013	$32,325
Short-term bank deposits	-	3,000
Marketable securities	8,545	18,541
Trade receivables	166	281
Inventories	172	92
Other receivables and prepaid expenses	2,732	2,651
	47,628	56,890
LONG-TERM ASSETS:
Long-term deposits	25	25
Right-of-use-assets	1,961	2,109
Property, plant and equipment, net	2,395	2,073
Intangible assets, net	14,872	15,207
	19,253	19,414
	$66,881	$76,304
CURRENT LIABILITIES:
Trade payables	$1,346	$1,463
Employees and payroll accruals	2,656	2,662
Lease liability	966	974
Liabilities in respect of government grants	126	89
Deferred revenues and other advances	115	175
Other payables	1,073	1,519
	6,282	6,882
LONG-TERM LIABILITIES:
Lease liability	1,538	1,695
Liabilities in respect of government grants	4,330	4,307
	5,868	6,002
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 41,188,280 shares as of March 31, 2022 and 41,170,168 shares as of December 31, 2021	234	234
Share premium and other capital reserve	260,641	260,488
Accumulated deficit	(215,344)	(207,069)

Equity attributable to equity holders of the Company	45,531	53,653

Non-controlling interests	9,200	9,767

Total equity	54,731	63,420
	$66,881	$76,304

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021
	Unaudited		Audited

Revenues	$237	$333	$930
Cost of revenues	163	271	767

Gross profit	74	62	163

Operating expenses:

Research and development, net	5,626	4,297	21,125
Business development	908	570	2,738
General and administrative	1,595	1,454	7,253

Total operating expenses	8,129	6,321	31,116

Operating loss	(8,055)	(6,259)	(30,953)

Financing income	41	52	1,935
Financing expenses	(1,090)	(905)	(1,414)

Financing income (expenses), net	(1,049)	(853)	521

Loss before taxes on income	(9,104)	(7,112)	(30,432)
Taxes on income	2	8	13

Loss	$(9,106)	$(7,120)	$(30,445)

Attributable to:
Equity holders of the Company	(8,275)	(6,602)	(27,793)
Non-controlling interests	(831)	(518)	(2,652)

	$(9,106)	$(7,120)	$(30,445)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.20)	$(0.17)	$(0.69)

Weighted average number of shares used in computing basic and diluted loss per share	41,188,027	38,959,623	40,433,303

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021
	Unaudited		Audited

Cash flows from operating activities:

Loss	$(9,106)	$(7,120)	$(30,445)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	346	330	1,302
Amortization of intangible assets	335	230	932
Share-based compensation	411	531	2,609
Net financing expenses (income)	1,106	886	(884)
Decrease in accrued bank interest	7	12	11
Loss from derecognition of property, plant and equipment	-	-	121
Taxes on income	2	8	13
	2,207	1,997	4,104
Changes in asset and liability items:

Decrease (increase) in trade receivables	115	3	(59)
Decrease (increase) in other receivables	(88)	719	653
Increase in inventories	(80)	-	(92)
Increase in long-term deposits	-	(1)	(16)
Increase (decrease) in trade payables	(166)	123	625
Increase (decrease) in employees and payroll accruals	(6)	(138)	127
Increase (decrease) in other payables	(446)	(255)	290
Increase (decrease) in deferred revenues and other advances	(60)	(21)	128
	(731)	430	1,656

Cash received (paid) during the year for:

Interest received	49	69	297
Interest paid	(124)	(57)	(315)
Taxes paid	(2)	(8)	(13)

Net cash used in operating activities	$(7,707)	$(4,689)	$(24,716)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021
	Unaudited		Audited

Cash flows from investing activities:

Purchase of property, plant and equipment	$(442)	(183)	$(847)
Proceeds from sale of marketable securities	9,424	201	4,395
Purchase of marketable securities	-	(20,281)	(23,114)
Withdrawal from (investment in) bank deposits, net	3,000	(9,500)	(1,000)

Net cash provided by (used in) investing activities	11,982	(29,763)	(20,566)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	-	27,108	29,582
Proceeds from exercise of options	7	445	484
Repayment of lease liability	(123)	(167)	(580)
Proceeds from government grants	30	123	824
Repayment of government grants	(14)	(20)	(34)

Net cash provided by (used in) financing activities	(100)	27,489	30,276

Exchange rate differences - cash and cash equivalent balances	(487)	(624)	1,102

Increase (decrease) in cash and cash equivalents	3,688	(7,587)	(13,904)

Cash and cash equivalents at the beginning of the period	32,325	46,229	46,229

Cash and cash equivalents at the end of the period	$36,013	$38,642	$32,325

Significant non-cash activities
Acquisition of property, plant and equipment	$81	$64	$32

Increase of right-of-use asset recognized with corresponding lease liability	$30	$162	$841

Ordinary shares issuance expenses	$-	$50	$-
Exercise of pre-funded warrants	$-	$-	$4,365